UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Amendment No. 2)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TB Wood’s Corporation
(Name of Subject Company)
TB Wood’s Corporation
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)
872226105
(CUSIP Number of Classes of Securities)

Joseph C. Horvath
Chief Financial Officer
TB Wood’s Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
Copy to:
David E. Schulman, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by TB Wood’s Corporation, a Delaware corporation (“TB Wood’s”), on March 5, 2007 and as amended on March 14, 2007 (as previously filed with the Securities and Exchange Commission (the “SEC”), the “Schedule 14D-9”), relating to the cash tender offer made by Forest Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Altra”), to purchase all of the outstanding shares of TB Wood’s common stock at a cash purchase price of $24.80 per share as set forth in a Tender Offer Statement filed by Purchaser and Altra on Schedule TO, dated March 5, 2007 (as previously filed with the SEC, the “Schedule TO”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Schedule I of the Information Statement is hereby amended and supplemented by deleting the reference to Frank E. Bauchiero and his biographical information and replacing it with the following:

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

James H. Woodward, Jr. DP	54	James H. Woodward, Jr. was elected as a director in March 2007. Mr. Woodward has been Executive Vice President and Chief Financial Officer of Joy Global Inc. since January 2007. Prior to joining Joy Global Inc., Mr. Woodward was Executive Vice President and Chief Financial Officer of JLG Industries, Inc. from August 2000 until its sale in December 2006. Prior to JLG Industries, Inc., Mr. Woodward held various financial positions at Dana Corporation since 1982. Mr. Woodward holds a B.A. degree in Accounting from Michigan State University.

Edmund M. Carpenter DP	63	Edmund M. Carpenter was elected as a director in March 2007. Mr. Carpenter was President and Chief Executive Officer of Barnes Group Inc. from 1998 until his retirement in December 2006. Prior to joining Barnes Group Inc., Mr. Carpenter was Senior Managing Director of Clayton, Dubilier & Rice from 1996 to 1998, and Chief Executive Officer of General Signal from 1988 to 1995. He has served as a director at Campbell Soup Company since 1990 and Dana Corporation since 1991. He holds both an M.B.A. and a B.S.E. in Industrial Engineering from the University of Michigan.
Item 8. Additional Information.
     Item 8 is hereby amended and supplemented by adding the following text at the end of the second paragraph of the subsection entitled “Antitrust”:
     At 11:50 p.m., New York City time, on March 16, 2007, the waiting period under the HSR Act applicable to the Offer expired.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

TB WOOD’S CORPORATION
By:	/s/ Joseph C. Horvath
	Name:	Joseph C. Horvath
	Title:	Chief Financial Officer

Date: March 19, 2007

2